ADMINISTRATIVE CENTER • 2000 NORTH M-63, M/D 2803 • BENTON HARBOR, MICHIGAN 49022

ROY W. TEMPLIN

EXECUTIVE VICE PRESIDENT AND

CHIEF FINANCIAL OFFICER

September 29, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Whirlpool Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 19, 2009

File No. 1-3932

Dear Mr. Spirgel,

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation (“Whirlpool”), I am responding to the supplemental letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated September 15, 2009, containing additional comments on the above-referenced filing. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment. As noted in our responses below, all proposed revisions refer to Whirlpool’s intended method for complying with the Staff’s comments in Whirlpool’s future filings with the Commission, if appropriate given the then current facts and circumstances.

Form 10-K for the Fiscal Year Ended December 31, 2008

Comment No. 1

Business segment information, page F-52

1.	We note that you have identified one operating segment in your North America operations. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether your activities in North America constitute more than one operating segment. If you have aggregated operating segments, disclose this in the notes to the financial statements and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide. Also, provide us with a copy of all reports provided to the chief operating decision maker.

Response:

To address the Staff’s comment, we reference Note 14 in our 2008 Form 10-K where we disclose our four reportable operating segments: North America, Europe, Latin America, and Asia. We identify each reportable segment based on geographical region as each operating segment manufactures home appliances and related components but serves strategically different markets. As noted in paragraph 10 of Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), an operating segment is a component of an enterprise:

a.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	for which discrete financial information is available.

We defined the North America region operating segment based on the management approach (as referenced in paragraph 4 of SFAS 131) in which our Chief Operating Decision Maker (“CODM”) allocates resources, makes operating decisions and measures business performance. Our CODM is the Chief Executive Officer who evaluates performance based upon each segment’s operating income, which is defined as income before interest and sundry income (expense), interest expense, income taxes, minority interest and restructuring costs. We have not aggregated operating segments within the North America region using the aggregation criteria in paragraph 17 of SFAS 131 as the North America region is one operating segment.

We manufacture home appliances and related components in our North America region operating segment primarily in the U.S. and Mexico to be sold in the U.S., Canada and Mexico. Both our Mexico and Canada operations are largely dependent upon assets and resources provided to them by our U.S. operations. Home appliances and related components fall in the following product categories – laundry, cooking, refrigeration, cleaning and storage. Also, our products are sold through several channels (such as Retail, Contract, Key Accounts, National Accounts, Best Buy, Lowes, Home Depot and Sears). However, in considering the definition of an operating segment above and considering our management approach, neither b. nor c. from paragraph 10 of SFAS 131 noted above are applicable to countries, product categories or the sales channels within our North America region operating segment as our CODM does not allocate resources based on country, product category or channel, nor is there complete discrete financial information available by country, product category or channel. This is because not all production-related and general and administrative costs borne by our U.S. operations are allocated to the operating results of countries, product categories or sales channels within the North America region. One example of such a cost would be general and administrative expenses which are borne by our U.S. operations and benefit Canada and Mexico, but are not fully allocated to those countries. Another example of a cost that is borne by our U.S. operations that is not fully allocated to the markets is information systems cost. As a result of not having complete discrete financial information for countries, product categories or channels within our North America region, when assessing results of operations and allocating resources, our CODM considers the results of the North America region as a whole. This is supported by the fact that our CODM allocates resources, including capital resources, at the total North America region level. As such, we have one operating segment for the North America region.

Additionally, Paragraph 14 of SFAS 131 states the following regarding operating segments:

“Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

Our management reporting structure and variable compensation system support the fact that North America is one operating segment. Our President of the North America region reports directly to our CODM. The managers of the product categories, sales channels and countries within North America report directly or indirectly to the President of our North America region, and do not report directly to the CODM. Also, the President of our North America region is held responsible for and is compensated based on the results of the North America region as a whole.

Finally, we believe the information presented to our Board of Directors (“Board”) and our Audit Committee further supports management’s view of our geographical segments. Under paragraph 70 of SFAS 131, “…..reportable segments are to be determined based on a review of other factors to identify the enterprise’s operating segments, including the nature of the activities of each component, the existence of managers responsible for them, and the information provided to the board of directors. In many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprise’s activities.” The financial information that our Board and our Audit Committee receive to review the results of operations and approve the allocation of resources to our North America region is at a total North America region level, and is consistent with our externally reported segment data.

As requested, we have provided to the Staff under separate cover, the format of the typical reports our CODM receives on a regular basis that include discrete financial information related to our North America operations. These reports include our Consolidated Monthly Financial Report, Board of Directors Corporate Financial Review and Regional Business Updates and our Quarterly Audit Committee Financial Update. As stated above, all of the financial information provided to our Board of Directors and our Audit Committee is at a total North America region level and is consistent with our externally reported segment data. Additionally, our CODM has access to other financial data through monthly North America operational reports derived from dimensional reporting available from our company-wide ERP system. Through dimensional reporting, our CODM has the ability to access gross margin information and operating profit data (among other financial data) that is not fully burdened for countries, product categories, or sales channels within the North America region.

Comment No. 2

2.	You disclose that the estimated fair value of your North America reporting unit exceeds the carrying value by a substantial amount. Tell us the amount or percentage by which the fair value of the reporting unit exceeds its carrying value.

Response:

To address the Staff’s comment, the estimated fair value of the North America reporting unit for the 2008 valuation as of November 30, 2008 exceeded its carrying value by approximately $600 million or 9.2%.

Comment No. 3

3.	We are still evaluating your response to comment one from our letter dated August 13, 2009 and may have additional comments after we receive your response to the above comments.

Response:

Please let us know if we may provide any additional information or further clarification that may assist in resolving comment one to the Staff’s letter dated August 13, 2009.

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I trust that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-6118 or via facsimile at (269) 923-3582. In addition, Whirlpool hereby acknowledges that:

•	Whirlpool is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Whirlpool may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ ROY W. TEMPLIN

Roy W. Templin

Executive Vice President and

Chief Financial Officer

cc:	Terry French, Division of Corporation Finance

Claire DeLabar, Division of Corporation Finance

Jim Logothetis, Ernst & Young LLP

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